SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Noah Education Holdings Ltd.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

G65415 104 (Ordinary Shares)/ 65487R303(American Depositary Shares)

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G65415 104/ 65487R303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Xiaotong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,292,260 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,292,260 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,292,260 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G65415 104/ 65487R303	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Global Wise Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,292,260 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,292,260 ordinary shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,292,260 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G65415 104/ 65487R303	Page 4 of 6 Pages

ITEM 1	(a).	NAME OF ISSUER:

Noah Education Holdings Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Mr. Xiaotong Wang

Global Wise Technologies Ltd.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Mr. Xiaotong Wang is c/o Noah Education Holdings Ltd., Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong, People’s Republic of China.

The address of Global Wise Technologies Ltd. is Akara Bldg., 24 Decastro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c)	CITIZENSHIP:

Mr. Xiaotong Wang is a citizen of the People’s Republic of China.

The place of organization of Global Wise Technologies Ltd. is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares, par value $0.00005 per share American Depositary Shares, each representing one ordinary share

ITEM 2	(e).	CUSIP NUMBER:

G65415 104 (ordinary shares) 65487R303 (American Depositary Shares)

ITEM 3.	Not Applicable

CUSIP No. G65415 104/ 65487R303	Page 5 of 6 Pages

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Xiaotong Wang	4,292,260 ordinary shares*	11.4%	4,292,260 ordinary shares*	0	4,292,260 ordinary shares*	0

Global Wise Technologies Ltd.	4,292,260 ordinary shares*	11.4%	4,292,260 ordinary shares*	0	4,292,260 ordinary shares*	0

*	Includes 578,550 American Depositary Shares, representing 578,550 ordinary shares

As of December 31, 2011, Global Wise Technologies Ltd. was the holder of 3,713,710 ordinary shares and 578,550 American Depositary Shares, representing 578,550 ordinary shares, of Noah Education Holdings Ltd. Global Wise Technologies Ltd. is affiliated with Mr. Xiaotong Wang. As a result, pursuant to Section 13(d) of the Securities Exchange Act of 1934, Mr. Xiaotong Wang may be deemed to beneficially own in aggregate 4,292,260 ordinary shares held by Global Wise Technologies Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No. G65415 104/ 65487R303	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Xiaotong Wang	/s/ Xiaotong Wang
Xiaotong Wang

Global Wise Technologies Ltd.	By:	/s/ Xiaotong Wang
Name: Xiaotong Wang
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement